Exhibit 99.1

N E W S  R E L E A S E

Siyata Mobile Granted New US Patent for Innovative Push-to-Talk Vehicle Kit

Vancouver, BC – May 30, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the award of a new patent by the United States Patent and Trademark Office (“USPTO”) for its VK7 Vehicle Kit. Patent number US 11,949,442 B2 titled Mobile Conversion Apparatus For Docking Cellular Data Devices (the “Patent”).

Marc Seelenfreund, CEO of Siyata, commented, "This new U.S. patent further demonstrates the innovative nature of our products and is a credit to the skill and dedication of our R&D team. The VK7 vehicle kit previously received patent protection in China. Our patents are strategically filed in key markets in alignment with our vision for global expansion and to protect against unauthorized use of our intellectual property. The VK7 is a very innovative vehicle kit that when paired with our SD7 device, provides a radio like experience for vehicle PTT calls. We are striving to be a global leader in the Push-to-Talk Over Cellular (PoC) category, and our ground-breaking, patent-protected products and solutions give us a strong competitive advantage.”

VK7 Vehicle Kit

The VK7 is a first-of-its-kind vehicle kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7 Handset and an external antenna connection for connecting an antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. It has been uniquely designed to be used with the SD7 Handset, while connecting directly into the vehicle’s power, and can also connect to the Company’s cellular amplifier for better cellular connectivity.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its previously issued warrants trade on the Nasdaq under the symbol "SYTAW."

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

– END –

2